
June 5, 2015

M. Keith Waddell
Vice Chairman, President and Chief Financial Officer
Robert Half International Inc.
2884 Sand Hill Road
Menlo Park, CA 94025

      Re: Robert Half International Inc.
             Form 10-K for Fiscal Year Ended December 31, 2014
             Filed February 13, 2015
             File No. 001-10427

Dear Mr. Waddell:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                        Sincerely,

                        /s/ Robert S. Littlepage, for

                        Larry Spirgel
                        Assistant Director